SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 -------------

                                   FORM 6-K

                                 -------------

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                             For September 5, 2003

                                 CNOOC Limited

                (Translation of registrant's name into English)
          ----------------------------------------------------------


                                  65th Floor

                              Bank of China Tower

                                One Garden Road

                              Central, Hong Kong
                   (Address of principal executive offices)

          ----------------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

CNOOC Limited

                               [GRAPHIC OMITTED]

                                 CNOOC LIMITED

                         [CHINESE CHARACTERS OMITTED]

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


                     ANNOUNCEMENT OF 2003 INTERIM RESULTS

----------------------------------------------------------------------------------------
                        FINANCIAL AND BUSINESS SUMMARY

                              First half of 2003                          % change over
                                                                          first half of
                                                                          2002

Net production of crude oil   307,103 barrels per day                     +15.0%

Net production of             263.2 million cubic feet per day            +10.4%
  marketable natural gas

Total net production of       352,780 barrels-of-oil-equivalent per day   +14.8%
  oil and gas

Consolidated turnover         RMB17.90 billion                            +68.3%

Consolidated net profit       RMB6.33 billion                             +75.0%

Basic and diluted earnings    RMB0.77                                     +75.0%
  per share

Interim dividend              HK$0.14 per share                           +27.3%

Special interim dividend      HK$0.18 per share                           N/A
----------------------------------------------------------------------------------------



                                 CNOOC Limited
                                   5-9-2003
                                       1

CNOOC Limited

CHARIMAN'S STATEMENT

During the first half of 2003, the Company experienced strong international oil price and serious impact of the Severe Acute Respiratory Syndrome (SARS) in China. Thanks to the collaborative effort of our staff, the Company maintained its momentum of rapid development with stable increase in production. Benefiting from the strong international oil price, the Company saw remarkable growth in oil and gas revenues, and our cost remained competitive, leading to a significant increase in the net profit. In February 2003, the Company continued to implement its natural gas strategy by completing the acquisition of equity interests in the Tangguh LNG Project in Indonesia. In May 2003, the Company took the opportunity of the low interest rate environment to issue two tranches of 10-year and 30-year guaranteed notes with a value of US$200 million and US$300 million respectively, optimizing the Company's capital structure. In addition, we also maintained an active exploration and development program during the period, marked with a number of successful discoveries and appraisals. Our oil and gas development projects also proceeded on schedule.

Review of Operations

For the six months ended 30 June 2003, the Company recorded stable production growth. Our oil and gas production reached 352,780 barrels-of-oil-equivalent per day, representing an increase of 14.8% over the same period last year. Net crude oil production reached 307,103 barrels per day, while net natural gas production totaled 263.2 million cubic feet per day, representing a 15.0% and 10.4% increase over the first half of 2002 respectively. The realized oil price was US$28.56 per barrel, up 30.9% from last year. The realized natural gas price was US$2.93 per thousand cubic feet.

Owing to the stable production growth and strong oil price, the Company's oil and gas sales reached RMB14.18 billion during the first half of this year, representing a remarkable increase of 47.3% compared to RMB9.63 billion of the same period last year. Coupled with the revenues from trading and other activities, the Company achieved a total revenue of RMB17.90 billion, representing a significant increase of 68.3% from RMB10.64 billion last year. The reported profit before tax was RMB8.74 billion, up 75.1% from RMB4.99 billion in 2002, and the reported net profit was RMB6.33 billion, representing a sharp increase of 75.0% compared with RMB3.62 billion in the previous year. During the period, the basic and diluted earnings per share of the Company were RMB0.77. According to the Company's dividend policy and considering the future trend of the oil prices, current cash position and future needs of investment capital, the Board of Directors has decided to pay out an interim dividend of HK$0.14 per share and a special interim dividend of HK$0.18 per share.

During the first half of 2003, the Company recorded seven wildcat discoveries through its successful exploration activities, including five crude oil discoveries in the Bohai Bay. These five discoveries include the independent discoveries of Bozhong 34-1S (discovered and appraised during the period), Bozhong 34-1 and Bozhong 3-2 fields, and the Caofeidian 11-5 and Penglai 19-9 discoveries made by our PSC partners, demonstrating the enormous potential of the Bohai Bay. In Eastern South China Sea, we have made two independent gas discoveries, Liuhua 19-5 and Panyu 35-1, reflecting the successful explorations in the area. During the period, the appraisal of 5 discoveries were completed, namely the Jinzhou 25-1S, Bozhong 34-1S, and Panyu 30-1, which are independent discoveries, Caofeidian 12-1 and Caofeidian 12-1S, which are discoveries made by our PSC partners. Among the appraisal successes, Panyu 30-1 and the surrounding gas discoveries were the Company's major natural gas discoveries in the Eastern South China Sea area, showcasing the area's prospects for

                                 CNOOC Limited
                                   5-9-2003
                                       2

CNOOC Limited

explorations and strengthening the Company's dominant position in the natural gas business in the Pearl River Delta Region.

The Company continued to focus on the development of oil and gas fields during the period, with a number of projects proceeding on schedule. Dongfang 1-1, the Company's largest independent gas field, was expected to be on stream soon, while the Panyu 4-2/5-1 oilfield would also be on stream in the second half. In addition, the Caofeidian 11-1/2, Bozhong 25-1 and Xihu Trough Chunxiao projects were also proceeding on schedule.

The Company is highly committed to health, safety and environmental protection. During the period, the management succeeded in overcoming the impact of SARS by implementing a comprehensive health, safety and environmental system for the Company's operations, and no employees or their family members fell victim to the epidemic. In addition, the Company achieved double zero record in both the recordable accident rate and the work hours lost rate, bringing a huge encouragement for us to continue our persistent health, safety and environmental policies.

Outlook

In the second half of 2003, maximizing shareholders' return will remain to be the mission of the management and our staff as a whole. We will also stick to our development strategy to achieve our production and operations targets for the year. Our key tasks in the second half of the year include:

- Focus on hitting our oil and gas production targets for the year while controlling the costs. We will also strive to maintain our current competitive cost structure.

- Continue our active exploration program in offshore China and optimize our exploration plans and targets, so as to increase reserves through maintaining the growth of oil reserves in Bohai Bay and the momentum of gas explorations in Eastern South China Sea.

- Continue to closely control the progress, costs and quality of our existing development projects, especially for the Dongfang 1-1 and the Panyu 4-2/5-1 project which will be on stream during the second half of the year, so as to achieve the Company's development target.

- Health, safety and environment issues will remain our top priorities. We are deeply committed to the health of our staff and we will achieve a perfect synergy between the Company and our staff.

                                                      Wei Liucheng
                                             Chairman & Chief Executive Officer

Hong Kong, 4 September 2003

INTERIM RESULTS

The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 (the "Period") as follows:

                                 CNOOC Limited
                                   5-9-2003
                                       3

CNOOC Limited

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2003
(All amounts expressed in thousands of Renminbi, except per share data)

                                                      Six months ended 30 June
                                                     --------------------------
                                           Notes          2003            2002
                                                    (unaudited)     (unaudited)

REVENUE
  Oil and gas sales                                  14,184,773      9,628,871
  Marketing revenue                                   3,582,015        794,063
  Other income                                          137,369        217,464
                                                     -----------     ----------
                                                     17,904,157     10,640,398
                                                     -----------     ----------
EXPENSES
  Operating expenses                                 (1,973,851)    (1,584,014)
  Production taxes                                     (614,669)      (420,921)
  Exploration expenses                                 (391,732)      (634,859)
  Depreciation, depletion and amortisation           (2,144,369)    (1,590,079)
  Dismantlement                                         (67,477)       (59,810)
  Crude oil and product purchases                    (3,543,138)      (772,094)
  Selling and administrative expenses                  (500,809)      (358,105)
  Others                                               (103,416)      (166,711)
                                                     -----------     ----------
                                                     (9,339,461)    (5,586,593)
                                                     -----------     ----------
PROFIT FROM OPERATING ACTIVITIES                      8,564,696      5,053,805

  Interest income                                        91,862         79,498
  Interest expenses                                    (109,312)      (138,213)
  Exchange gains/(losses), net                           19,553       (146,269)
  Investment income                                      57,067        102,287
  Share of profits of an associate                      125,208         38,577
  Non-operating (loss)/income, net                       (6,339)         2,417
                                                     -----------     ----------
PROFIT BEFORE TAX                                     8,742,735      4,992,102
Tax                                          4       (2,408,259)    (1,373,241)
                                                     -----------     ----------
NET PROFIT                                            6,334,476      3,618,861
                                                     ===========     ==========
EARNINGS PER SHARE                           5
  Basic                                                 RMB0.77        RMB0.44
                                                     ===========     ==========

  Diluted                                               RMB0.77        RMB0.44
                                                     ===========     ==========
DIVIDENDS                                    8
  Interim dividend declared                           1,220,132        958,314
  Special interim dividend declared                   1,568,741              -
                                                     -----------     ----------
                                                      2,788,873        958,314
                                                     ===========     ==========
                                CNOOC Limited
                                   5-9-2003

CNOOC Limited

CONSOLIDATED BALANCE SHEET
30 June 2003
(All amounts expressed in thousands of Renminbi)

                                                       30 June     31 December
                                        Notes             2003            2002
                                                    (unaudited)      (audited)

NON-CURRENT ASSETS
  Property, plant and equipment, net                39,088,432      36,071,820
  Investment in an associate                           602,585         537,377
                                                    -----------     -----------
                                                    39,691,017      36,609,197
                                                    -----------     -----------
CURRENT ASSETS
  Accounts receivable, net                           2,747,591       3,063,266
  Inventories and supplies                             839,899         848,605
  Due from related companies                           695,579         453,290
  Other current assets                                 926,603       1,060,955
  Short term investments                            11,150,763       6,531,278
  Time deposits with maturities
    over three months                                1,770,000       4,690,000
  Cash and cash equivalents                          9,913,274       7,839,114
                                                    -----------     -----------
                                                    28,043,709      24,486,508
                                                    -----------     -----------
TOTAL ASSETS                                        67,734,726      61,095,705
                                                    ===========     ===========
NON-CURRENT LIABILITIES
  Long term bank loans                                 902,969         941,093
  Long term guaranteed notes               6         8,071,378       4,071,184
  Provision for dismantlement                        2,283,668       2,239,320
  Deferred tax liabilities                           5,617,826       6,141,156
                                                    -----------     -----------
                                                    16,875,841      13,392,753
                                                    -----------     -----------
CURRENT LIABILITIES
  Accounts payable                                   2,689,210       2,659,743
  Other payables and accrued liabilities             1,771,738       1,712,408
  Current portion of long term bank loans                9,404         297,518
  Due to related companies                             216,187         231,592
  Due to the parent company                            172,823         270,438
  Tax payable                                        1,711,271       1,962,765
                                                    -----------     -----------
                                                     6,570,633       7,134,464
                                                    -----------     -----------
CAPITAL AND RESERVES
  Issued capital                           7           876,978         876,978
  Reserves                                          43,411,274      39,691,510
                                                    -----------     -----------
                                                    44,288,252      40,568,488
                                                    -----------     -----------

TOTAL EQUITY AND LIABILITIES                        67,734,726      61,095,705
                                                    ===========     ===========


                                 CNOOC Limited
                                   5-9-2003
                                       5

CNOOC Limited


STATEMENT OF CHANGES IN EQUITY
30 June 2003
(All amounts expressed in thousands of Renminbi)

                             Issued                                   Cumulative
                              share        Share     Revaluation      translation     Statutory     Retained
                             capital     premium         reserve          reserve       reserve     earnings      Total
Unaudited
Balances at 1 January 2002   876,978     20,761,205      274,671          (5,648)     1,535,360     10,166,097    33,608,663
Net profit for the period          -              -            -               -              -      3,618,861     3,618,861
Dividends (Note 8)                 -              -            -               -              -     (1,306,740)   (1,306,740)
Foreign currency translation
  differences                      -              -            -           1,969              -              -         1,969
                             --------   -----------      --------         --------    -----------   -----------   -----------
Balances at 30 June 2002     876,978     20,761,205      274,671          (3,679)     1,535,360     12,478,218    35,922,753
                             ========   ===========      ========         ========    ===========   ===========   ===========

Unaudited
Balances at 1 January 2003   876,978     20,761,205      274,671         (13,596)     2,232,410     16,436,820    40,568,488
Net profit for the period          -              -            -               -              -      6,334,476     6,334,476
Dividends (Note 8)                 -              -            -               -              -     (2,614,815)   (2,614,815)
Foreign currency translation
  differences                      -              -            -             103              -              -           103
                             --------    ----------      --------        ---------    ----------    -----------   -----------
Balances at 30 June 2003     876,978     20,761,205       274,671        (13,493)     2,232,410     20,156,481    44,288,252
                             ========    ==========      =========       =========    ===========   ===========   ============

NOTES TO INTERIM FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

 1. ORGANISATION AND PRINCIPAL ACTIVITIES

    CNOOC Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold its interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the period ended 30 June 2003, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sales of crude oil and natural gas, and other petroleum products.

 2. PRINCIPAL ACCOUNTING POLICIES

    The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting".

    The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2002, except for the changes in accounting policies following the adoption of the revised SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants.

    SSAP 12 (Revised) prescribes the basis for accounting for current and deferred income taxes. The principal impact of the revision of this SSAP on the consolidated financial statements is that it requires full provision for deferred taxes under the asset and liability method on all temporary differences.

    There was no significant impact on the Group's financial statements upon the adoption of SSAP 12 (Revised).

 3. ACQUISITION

    During the period, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% stake in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million through the acquisition of certain interests in production sharing contracts ("PSCs") which was effective as at 1 January 2003 (the "Tangguh Acquisition"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the

                                 CNOOC Limited
                                   5-9-2003
                                       6

CNOOC Limited

    Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in the PRC, beginning in 2007. The Company completed the Tangguh Acquisition on 8 February 2003. The Company's parent company, China National Offshore Oil Corporation ("CNOOC"), has an equity interest in the Fujian LNG terminal project.

    In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

    (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or
    (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

    The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

    The consideration paid of approximately US$275 million (equivalent to approximately RMB2,276,578,000) has been included in property, plant and equipment as at 30 June 2003.

4.  TAX

    (i) Income tax

        The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

        The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

        The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiary owning interests in oil and gas properties in Indonesia along the Malacca Strait is subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

   (ii) Other taxes

        CNOOC China Limited is required to pay the following taxes:

        - production taxes equal to 5% of independent production and production under production sharing contracts; and

        - business tax of 3% to 5% on other income.



                                 CNOOC Limited
                                   5-9-2003
                                       7

CNOOC Limited

 5. EARNINGS PER SHARE

                                                                   Six months ended 30 June
                                                              ---------------------------------------
                                                                         2003                   2002
                                                                   (unaudited)            (unaudited)
    Earnings:
      Net profit for the period and earnings for the
        purpose of basic and diluted earnings per share       RMB6,334,476,000        RMB3,618,861,000
                                                              ================        =================
    Number of shares:
      Weighted average number of ordinary shares
        for the purpose of basic earnings per share              8,214,165,655           8,214,165,655
      Effect of dilutive potential ordinary shares
        under the share option scheme                                5,705,152               2,378,206
                                                              ----------------        -----------------
    Weighted average number of ordinary shares
      for the purpose of diluted earnings per share              8,219,870,807           8,216,543,861
                                                              ================        =================
    Earnings per share - Basic                                         RMB0.77                 RMB0.44
                                                              ================        =================
                       - Diluted                                       RMB0.77                 RMB0.44
                                                              ================        =================

 6. LONG TERM GUARANTEED NOTES

    On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 of principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
    (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

    On 21 May 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on 2 April 2003 and a wholly-owned subsidiary of the Company, issued US$200,000,000 of principal amount of 4.125% guaranteed notes due in 2013 and US$300,000,000 of principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance
    (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

 7. SHARE CAPTIAL

                                                                                               Issued
                                                  Number of shares       Share capital   share capital
                                                                               HK$'000   Equivalent of
                                                                                               RMB'000
    Authorised:
      Ordinary shares of HK$0.10 each
        As at 30 June 2003 and 31 December 2002         15,000,000,000          1,500,000
                                                     ==================     ==============
    Issued and fully paid:
      Ordinary shares of HK$0.10 each
      As at 1 January 2002 and
      31 December 2002 (audited)                         8,214,165,655            821,417      876,978
                                                     =================      ==============    =========
      Ordinary shares of HK$0.10 each
        As at 30 June 2003 (unaudited)                   8,214,165,655            821,417      876,978
                                                     =================      ==============    =========

 8. DIVIDENDS

    On 27 March 2003, the board of directors proposed a final dividend of HK$0.15 per share (2002: HK$0.15 per share), totalling HK$1,232,124,848
    (equivalent to approximately RMB1,307,407,676) (2002: RMB1,306,739,684)
    and a special dividend of HK$0.15 per share, totalling HK$1,232,124,848 (equivalent to approximately RMB1,307,407,676) (2002: Nil) to its shareholders for the year ended 31 December 2002. The dividend distribution was approved by the shareholders in the annual

                                 CNOOC Limited
                                   5-9-2003
                                       8

CNOOC Limited

    general meeting held on 29 May 2003. Subsequent to 30 June 2003, on 4 September 2003, the board of directors declared an interim dividend of HK$0.14 per share (2002: HK$0.11 per share), totalling HK$1,149,983,192
    (equivalent to approximately RMB1,220,132,166) (2002: RMB958,314,000) and a special interim dividend of HK$0.18 per share, totalling HK$1,478,549,818 (equivalent to approximately RMB1,568,741,357) (2002:
    Nil).

 9. SEGMENT INFORMATION

    The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately.

    The following tables present revenue and profit information for the Group's business segments.

                     Independent        Production
                      operations        sharing contracts        Trading Business        Unallocated         Consolidated
                   Six months ended     Six months ended          Six months ended      Six months ended    Six months ended
                        30 June            30 June                   30 June                30 June              30 June

                      2003      2002        2003       2002         2003        2002       2003     2002         2003        2002
                   RMB'000   RMB'000     RMB'000    RMB'000      RMB'000     RMB'000    RMB'000  RMB'000      RMB'000     RMB'000
    Segment revenue
    Sales to external
     customers:
      Oil and
      gas sales 5,610,606  4,668,458   8,574,167  4,960,413            -          -          -        -     14,184,773    9,628,871
      Marketing
      revenues          -          -           -          -     3,582,015   794,063          -        -      3,582,015      794,063
    Other income    5,941    141,736     131,428     71,460            -          -          -     4,268       137,369      217,464
                ---------- ---------  ----------- ----------   -----------  ---------  ----------  ------   ---------     --------
    Total       5,616,547  4,810,194   8,705,595  5,031,873     3,582,015   794,063          -     4,268    17,904,157   10,640,398

    Segment results
    Net profit  3,576,018  2,239,237   4,913,990  2,605,239        38,877    21,969   (2,194,409)(1,247,584) 6,334,476    3,618,861
                ========== ========== =========== ===========  ===========  ========== ========== ========== =========== ==========

    Approximately 68% of the total revenue of the Group is contributed by the PRC customers. The Group's activities are conducted primarily in the PRC and Indonesia.

10. SUBSEQUENT EVENTS

    Subsequent to 30 June 2003, the Company increased its interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest of BP China Exploration and Production Company for a consideration of US$150 million, subject to working capital adjustments. The acquisition was completed in July 2003.

    In addition, the Company also acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in Southeastern China, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited respectively, for a total consideration of US$40 million, subject to working capital adjustments. The acquisitions were completed in July 2003.

AUDIT COMMITTEE

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2003 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Society of Accountants, by Ernst & Young. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.


                                 CNOOC Limited
                                   5-9-2003
                                       9

CNOOC Limited

INTERIM DIVIDENDS

The Board of Directors has resolved to declare an interim dividend of HK$0.14 per share and a special interim dividend of HK$0.18 per share to the shareholders whose name appears on the Register of Members of the Company on 25 September 2003. The dividend will be paid on 10 October 2003.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), except that the non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Hong Kong Stock Exchange's website in due course.

REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 19 September 2003 (Friday) to 25 September 2003 (Thursday) (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 pm on 18 September 2003 (Thursday).
                                                          By order of the Board
                                                              Cao Yunshi
                                                           Company Secretary
Hong Kong, 4 September 2003
FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

Please also refer to the published version of this announcement in South China Morning Post dated on 5-9-2003.



                                 CNOOC Limited
                                   5-9-2003
                                      10








                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                   CNOOC Limited

                                                   By:  /s/ Cao Yunshi
                                                      --------------------
                                                      Name: Cao Yunshi
                                                      Title:  Company Secretary

Dated: September 5, 2003